Filed by Agrico Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Agrico Acquisition Corp.
Commission File No. 001-40586

Kalera AS Kalera AS and Agrico Merger Announcement

Wednesday, February 2, 2022, 8:00 AM Eastern

CORPORATE PARTICIPANTS

Curtis McWilliams - Interim Chief Executive Officer

Fernando Cornejo - Chief Financial Officer

Henner Schwarz - Chief Commercial Officer

Austin Martin - Chief Operating Officer

Jade Stinson - President and Co-Founder, Vindara

Brent De Jong - Chairman & CEO, Agrico

Brian Zatarain - Director, Agrico

Eric Birge - Senior Director of Investor Relations

PRESENTATION

Operator

Good day and welcome to the Kalera and Agrico merger announcement conference call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing * then zero. Please note this event is being recorded.

I would now like to turn the conference over to Eric Birge, Senior Director of Investor Relations. Please go ahead.

Eric Birge

Good morning, everyone, and welcome to Kalera and Agrico’s investor call. For today’s call, we have a presentation deck that has been posted to our website that you will be able to view any time during the call.

You should be aware that certain statements made during today’s conference call which may include management’s current outlook, viewpoints, predictions and projections regarding Kalera and its operation may be considered forward-looking statements. I caution you that as with any prediction or projection, there are a number of factors that could cause Kalera’s actual results to differ materially from these projections. Management has taken into account know risks that management believes could materially affect the results. However, there may be other risks that we cannot anticipate. After the presentation, the chat line will be open for Q&A.

I would now like to turn the call over to Curtis McWilliams, Interim Chief Executive Officer.

Curtis McWilliams

Thank you, Eric, and I too would like to welcome you to today’s investor call where we will endeavor to provide greater detail regarding the proposed merger between Kalera, Inc., one of the preeminent players in the global indoor vertical farming space, and Agrico Acquisition Corp., a special purpose acquisition company formed with a particular focus of investing in the ag tech sector.

Over the course of the next hour, we will review the specifics of the transaction which have been agreed to and endorsed by both boards of both companies, the strategic rationale and strong investment thesis underlying this strong new partnership, and the compelling competitive positioning of Kalera in the indoor vertical farming sector with what we contend is a superior product offering in the leafy green space, with best-in-class unit economics and the concurrent benefit of being able to deliver our products locally while on a global scale.

Joining me today in the presentation will be Kalera’s CFO Fernando Cornejo, our Chief Commercial Officer Dr. Henner Schwarz, our Chief Operating Officer Austin Martin, and the President and Cofounder of Vindara, Dr. Jade Stinson. Also joining the call from our new partner at Agrico is Brent De Jong, the Chairman and CEO, and Brian Zatarain, a Director with Agrico.

And I’m going to turn the call over to Brent.

Brent De Jong

Curtis, thank you for the opportunity. Let me just advance the slides here to get to the right page. If we go one more page.

So, Curtis introduced the presenters today, and I want to take you through the introduction of the transaction, as well as some of the investment highlights. On the first page here, as you can see, for those who are not familiar with Agrico--and I’ll talk a little bit about Agrico and Kalera both at the basic level, because I know we have representatives or investors from both companies here today.

Myself, I have been on the investment side for more than 20 years. I’ve had the privilege to be a part of some 250 different transactions across a broad set of different industries. The board that we have together has been operating really for the last 15 plus years together across different investment platforms. As Curtis mentioned, I am joined here on the call by my colleague Brian Zatarain. Brian and I started together at Ashmore Energy International, AEI, for one of the platforms that we built.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

Agrico is a $147 million cash in trust company, as Curtis mentioned, with a specific focus on the agriculture or ag tech sector more precisely. If you go to the next slide, you can see the highlights of Agrico that we shared with our investors when we were forming the vehicle, and that very much holds true today. And I wanted to walk through those with you, given that it would give you a good sense on why we have interest in Kalera. So, if we could actually move to that next page with the investment highlights, happy to walk through those.

Eric, can you go ahead and advance to the slide with the investment highlights? So as that’s advancing--you can see those now on the screen. The first point, as I mentioned, we’ve really made our track record in terms of the board and management of Agrico as platform builders. Really what that means is, is that it’s doing the same thing repetitively within a common area. And we’ve done that in energy, energy infrastructure more precisely. We’ve done it with fertilizers; we’ve done it with several different businesses.

The peak business in terms of market cap that we did that with was AEI, which ultimately grew to a $10 billion enterprise value company before we exited it. It was a U.S. public reporting company, but we ultimately did an M&A exit on that. And that’s really the platforms that we get involved in. We really want to have that mindset that not only can you repeatedly do the same thing and do it better each time as you go, but also that you are building something that would have us be of strategic interest to more than one party, in order to really ensure the value of the platform.

Eric, if we actually go back one page. Somehow, we jumped to Kalera investment highlights. But just continuing down the Agrico investment highlights. We set up Agrico specifically to focus on ag tech, because we saw a lot of different wins that were occurring in the sector. And when I say wins, I’m talking about advancements in business models. And it’s been more than a decade of which venture capital had really pushed into the space. There are a large number of companies that we felt would benefit from moving into the public markets. And not just any public markets but the NASDAQ public markets where some of the liquidity was the deepest. And also, we are starting to see several peer companies start to form within that capital markets. And so, we set out to specifically focus on ag tech.

We shared that we had a commitment to ESG. It’s very much within our DNA. But we were looking for opportunities that we could really focus on sustainable growth. Often ESG means disruptive, and that is focused on more than cash flow. I have been an opportunistic investor for more than 20 years, as I mentioned, and what I’ve always focused on is cash flow. So, while we want ESG and we want disruption, cash flow has to come first, and hence the focus on sustainable growth.

Given that we have this, I guess, conviction around the market opportunity and our investment strategy and philosophy, you know, we really had a great opportunity to see a lot of different deal flow. In fact, we had more than 88 transactions that were pitched to us, in addition to the number of transactions that we went out to see. I have been a part of some really large capital pools throughout my investment career, and it’s pretty amazing to see a roughly $150 million vehicle could generate that level of transaction flows.

And, of course there was a lot of things that needed to be sifted through, but more than 10 of those transactions were direct competitors, I guess is the right word to use, of Kalera. I am a believer that this space is big enough that more than one party can be successful, but that was a good opportunity for us to not just see the public comps that were either out there or starting to form, but also the number of private opportunities within the vertical farming space. And really gave us an opportunity to hone in and to focus on what we thought would be the right company to choose to back, or who could really be the leader in this industry going forward.

Lastly, for those who are less familiar with SPACs who may be on the phone call, the vehicle that was set up was quite competitive. And it was quite competitive in a few different ways, or quite relevant in a few different ways. The first is that Agrico is a Cayman company, whereas a lot of other SPACs are often Delaware. We specifically chose Cayman so that we could have flexibility to identify international targets or people to work with. With Kalera being a Luxembourg holding company, it afforded an easier transaction structure.

Obviously, still a lot of details and complications when you go through two-step mergers, and ultimately we’ll move to Ireland. But maybe more importantly for the long term where this vehicle Agrico is quite competitive, we only put out a half a warrant. And the SPAC kind of community has gone through different phases, and there’s a lot of different vehicles that have full warrants out there. So, we wanted to be competitive. We wanted to be competitive for our targets, shareholders, and just really help be this bridge into the NASDAQ markets.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

Last point is, is that we actually overcollateralized or overcapitalized relative to other SPACs. We had more than 10.20 in trust as opposed to $10 (INAUDIBLE). And that was really sponsors putting in more cash in order to, you know--and just give everybody assurance of our commitment to this vehicle and to this space. So, with that backdrop, you know, we were able to come to Kalera or Kalera to us kind of jointly and really jump right into things.

So, if we go to the next slide and really focus on the Kalera highlights, you can see how this just lines up very nicely with our highlights for Agrico and what we were looking for. So, Eric, if you could go ahead and jump to the Kalera page, that would be great. As that’s happening, I will go ahead and just jump right in. Some of these are pretty well-known, particularly for those who have been a part of the Kalera story for a long time. And, even though we think very much from a cash flow perspective, we also stepped back and really said, what is differentiating about this industry. And for me, that starts with the product.

This is a product that is not just great tasting, healthy, and also sustainable, but let me just put this in a little bit of context. I have been an avid athlete all of my life. In my adult life, I’ve competed in more than 45 different Ironmans. And so, I’ve had this push to, just health and nutrition. And sometimes the sacrifice is taste and quality. And so, for me to come to what I first thought of very much as an ag infrastructure type of environment, and to find the product being so amazing, that was a great opportunity for me to kind of just learn and step back and say the product is the right thing to focus on. And I think that’s something that Kalera has done, and you’ll hear a lot more of that through the morning here as the Kalera team unpacks their own story directly.

But that at the end of the day is like okay, look, not only are they producing well and they have a model that’s repeatable, scalable that they are doing over and over again and almost in 10 different locations today or soon by the end of the year with the construction that’s near finishing; but they have this great product that I think will really win over consumers long-term.

So then when we were able to get into and really look at more granularly the unit economics and really kind of compare not only Kalera directly with public comps but other things that we have been seeing into the private market, they do compare very favorably. First, the Capex that--the capital expenditure per facility or, therefore, per pound is outstanding in terms of its efficiency. That’s--because not only are they building well; they found that right balance between automation and manual, with heavy emphasis on automation but not a dogmatic philosophy that it’s got to be 100%. And you’re able to really find that balance, and that helps on not just Capex but also OpEx as we’ll hear later. And, you know, the overwhelming driver, though, is density or kind of the yield that’s coming out of the facilities in a per square foot basis.

So, you start looking at the totality of the product, the repeatability of the model and the efficiency of the model, it’s a pretty compelling opportunity. And then you can layer in all the ESG elements, the less than 5%--so 3% to 5% water use compared to traditional farming, just the food safety data comes with the product sustainability. Fewer fertilizers that are needed to produce these high-quality products. And, you start to get a package that becomes really interesting from an investment perspective.

And the last point also talks about the team, and you can make your own judgment from the team that’s presenting today. But for us, we’ve had the opportunity to not just see the top level management board, but also really getting into the second and third level of management. And just to see repeatedly the quality of the team that exists, their commitment to mission is really outstanding. There’s just a real excitement about what--and rightfully so--about what the company is doing. And it’s pretty fun to see the energy and be around the team as they are executing.

So, Eric, if we could actually move to the transaction overview slide, I’d like to just walk through the highlights of the actual transaction with everybody. So as that slide is advancing, the first overview, just kind of to remind everybody, that the cash in trust that Agrico has is roughly $147 million. And then we have $100 million cash condition to closing. We are very confident based off of the quality of our investor base, but also frankly the deal that we are presenting here to the market, that that cash will stay in trust, and we can unpack that more later. But really that transaction, that business combination, will give the capital necessary to continue the growth path for the company.

The pro forma combined equity value is about $375 million. That puts just over 220--$222 million of value today on Kalera at a 9.99 NOK price. And so that’s what has been used to set the exchange ratio. We underwrote the 9.99 price because we felt that it represented a very significant value entry point for investors, and that it was fair in light of where Kalera was also trading. That exchange ratio of 0.091, maybe an easier way to think about it is the inverse. For every approximately every 11 Kalera shares, you will receive one Agrico share, is a way to map it back.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

I’ll touch a little more on the valuation here in a second, but just give you a sense on how that breaks out. Roughly 52% of the combined company will be in the hands of Kalera shareholders and 48% in Agrico shareholders, with the entire $147 million staying into the company. We have put in place something called a contingent value right. This is an opportunity for Kalera shareholders to get an additional amount of value. And that is really based off of how the combined company trades in the near future here. And that’s only for the Kalera shareholders, and it can be up to 10% under different circumstances, and we’ll unpack that, exactly how that works as well, but we felt that was a great balance. Because we recognize Kalera’s values have been much higher in recent historical periods, and it gives a way to claw some of that back for Kalera.

And speaking of clawbacks, we as sponsors are strong believers in the transaction, and we have put our promote at risk around some--or the Agrico shares, more precisely, that we own in terms of allowing that to be clawed back under certain conditions as well, in terms of cash availability at the end of the business combination.

So, before I hand this back to Curtis, I’d like to really just take a minute or two and just really share and unpack the value and the path that we see for value creation over time. There is a misconception, I believe, that exists in the markets today that SPAC investors are just yield guys. I am a fundamental investor. I’ve been a part of some 250 different transactions. I invest my capital to have a multiples return on my capital, not just have a yield or, you know, quick different return. You can only have multiples return when fundamental value is being created. And so that fundamental value I think is being created. I think the entry point for new investors from this price forward, it does create that opportunity to have a return on your capital from here that would be a multiple.

That path that I see for creating that value, it really comes in four phases. The first one is the transaction in and of itself, just to get the incremental capital or just increasing access to capital. The company has enjoyed access to capital, but now we’re bringing the U.S. markets to complement or supplement the existing shareholder base. So, the most important point in terms of that is really deal certainty. The deal I believe has an extremely high probability of closing. More than 45% of shareholders of Kalera have already signed support agreements for the transaction.

And so, we all know how many people show up before the actual votes, so I think that is overwhelmingly the majority and would be able to carry a vote all the way through. And then in addition to that, the Agrico transaction structure or the corporate structure in and of itself is predetermined really towards the yes vote for the business combination, because people have the choice to either vote yes and stay in or vote yes and to redeem some of the cash.

And so that deal certainly, we believe, is very high, and that will be a step shift change in the path of Kalera’s value creation. Kalera’s management has said for some months ahead or behind, past, that this was the path that they were going on. So, we were very happy to be able to come alongside of them and to help enable that.

The second one is really of a traditional cash flow story of an infrastructure, so ag infrastructure story. And that’s, value drivers like, hey, you have to build well and not a lot of cost overruns. You have to operate well. Reliability, you’re hitting your throughputs, and then cost of capital. Being sure--having access to U.S. public markets will start driving down cost of capital as well. But all of those levers--and we’ll hear from the team--just how they are building well, how they are operating well. And, that there is paths to cost of capital, access to debt, and other parts of capital over time in order to reduce those.

So, whether it’s the transaction itself or the ag infrastructure story kind of playing out and good execution, both of those in and of themselves have an opportunity to create the multiples, return on capital in my opinion from this point forward. However, there are two other paths of value creation here, and a lot of these are happening contemporaneously. So, they are not necessarily in the order or just will play out exactly in the order I’m saying.

And the last two for me are just the suite of differentiated products that they have. So just not only the number of products, the mix of products, the brands that they are creating, all of--and accelerating of additional markets as that happens. But really what that does is it translates into margin, margin expansion; premium products and just price uplifts on the products in and of itself.

So, the ag infrastructure story is the story of really just an efficient commodity execution, doing it in a nice infrastructure play. And that’s many, many of the stories that have come to the public markets. Hey, we’re going to build it well and we’ll produce it well. What I’m really excited about with Kalera is that you have these other value paths, and that is like this is a good product, and not just existing products but the pipeline of products is impressive and it’s very high quality. And that’s going to translate into pricing and margin, and now you’re starting to have a real consumer product story. And so, it’s no longer about transaction structuring and value creation, no longer about ag infrastructure, execution. Now you have a consumer product.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

And so, one of the things that we’ve been really on top of, the team here, is like, hey, you’ve got to get your sales and marketing stuff done right. And the team has really at Kalera spent a lot of time on it. It still, in my opinion, has more to come, but you’re seeing that really form and a lot of time and attention in terms of placement in the supermarkets or in packaging, you know, messaging, story. And the consumer product story is coming out. And as I said, for me that’s the number one highlight. You might see it a little bit later in terms of really translating into margins, but I think that’s a really important part of the value and the story here.

And the last one which is, again, trying to look at these multiple levers for value, and that’s Vindara. The whole plant science, so not just Vindara, but Vindara’s really the ultimate expression of that plant science. But technology and plant science that Kalera has is unique. And we debated a lot amongst ourselves as we underwrote is, is that is this a plant science story or is this a vertical farming story, and it’s easy to go either direction on this.

And so, obviously plant science is a longer lead item in terms of cash flow. And so ultimately, as you’ll hear in the story today, cash flows are coming from the vertical farming early, but the plant science in your kind of 2025-ish--’24, ’25 and on, I think that that could dominate the cash story that’s happening in the company. Obviously, that’s a long ways out, but it is not that far out, quite honestly.

So, what I’m really excited about us being involved with Kalera over the next years to see this fundamental value grow through these different phases. And it is a truly great story, and I’m glad that we will be a part of this going forward.

So, with that, I’d like to turn it back over to Curtis. And Curtis, really if you could introduce the team, walk through some of those highlights about the leading vertical farming platform that has been put together here, and the amazing team.

Curtis McWilliams

Thank you, Brent. And again, I’ll reiterate what Brent said. It all starts with the product. If we don’t have a compelling product, we don’t have a business. The good news is, all Kalera products, first of all, taste good; and more especially, they’re good for you and good for our planet. They are ultra-fresh. They are grown and harvested near our customers, all products, but especially those that we categorize under living lettuce and living greens, provide exceptional flavor, crispness, are nutrient dense, and provide for a long shelf life.

They’re ultraclean, non-GMO, grown in clean rooms, not exposed to pests, pesticides or animal waste. And they are ultra-sustainable, as Brent already noted, using less than 5% of the water used in traditional farming, 99% less land. We dramatically reduce the food miles and food waste, and we’ve avoided any fertilizer runoff as we recycle our water and our nutrients, to hurt our fragile ecosystem. It is an amazing product. And for those of you who have not had the opportunity to test it, I would encourage you to do so.

With that, I’m going to turn it over to Dr. Henner Schwarz who is our Chief Commercial Officer who will walk us through--excuse me, one second. One more slide for me, I apologize. As we talk about good for you, we have begun doing tests to demonstrate and further substantiate the nutritional content of Kalera’s products. Preliminary--we’ve done preliminary tests on our Kalera romaine versus conventional romaine. Freshness is the key driver in romaine nutritional content.

Kalera’s local living lettuce, which is still alive with its root ball on and attached when sold, has vastly superior nutrient qualities versus traditional products. I would encourage you to just really take a second to look at this slide and understand its impact, in terms of what we said before which is good for you. We believe our local living lettuce is differentiated not only in terms of nutrient content, but as well in terms of taste, texture, and shelf life.

And with that, I will turn it over to Dr. Henner Schwarz who will talk about our technology platform. Henner?

Henner Schwarz

Thank you very much, Curtis. So Kalera has an industry-leading tech stack. On this chart here, you see Kalera is protected in the vertical farming technology. On the left, you see the main product groups, and then over to the right the corresponding parts of Kalera’s technology stack along the indoor vertical farming value chain. From seeds and substrates, over intralogistics, irrigation and nutrient management, HVAC, and light, to processes and software.

Let me just highlight four of our differentiators today. Firstly, regarding seeds, we have Vindara, one of the few companies globally to focus on seed for indoor vertical farming and controlled environment agriculture only. It is a unique asset that our competitors envy our results (PH), as we believe that better seeds can give us 15% to 25% higher yields over the next couple of years.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

Second, we have unique and, in part, patented growth substrate that enable producing a unique and differentiated product, living lettuce, with a longer shelf life, better taste, and more nutrients. Thirdly, our team of mechanical engineers has designed a highly efficient automated intralogistics system that allows us to operate with lower labor costs. It is already live in Kuwait and will be deployed in Singapore, Columbus, and our second farm in Orlando, as well as in all further farms of the future.

Last but not least, our developers have built an enterprise grade software platform to not only operate and manage our systems, but also deploy state-of-the-art analytics across all of our farms.

With that, over to Dr. Jade Stinson, the Co-Founder and President of Vindara.

Jade Stinson

Thank you, Henner. Vindara is dedicated to providing genetic varieties growers need to make optimal use of their operations. In essence, we’re lifting the burden imposed by today’s off-the-shelf seeds with tailor-made alternatives designed for vertical indoor use, reduced storage time and transportation, and the flavor, appearance, and nutrients customers most want. Best of all, we are delivering (INAUDIBLE) that seamlessly drops into the systems growers have already built and continue to refine.

Furthermore, this is all achieved entirely through analytics and deep machine learning, not gene editing or GMO. As a foundation, we’ve assembled an industry-leading database tracking thousands of varieties over every conceivable dimension. In the case of lettuce, for instance, that means physical agronomic measurements such as the number of leaves, fresh mass, alongside nutrient density, sensory properties including flavor, color, and texture.

Additionally, we’ve augmented this database with a proprietary document understanding system capable of extracting relevant data from global libraries such as scientific journals, USDA, and the like. This data is then used to train deep machine learning models that can accurately predict the genetic underpinnings of entirely new protected varietals, dialed in with a precise set of desired properties. In essence, it provides a simpler, shorter path to the desired outcome, reducing time taken by traditional breeding methods, to arrive at usable seed from 5 to 7 years to 1 to 1 1/2 years for leafy greens. This is accelerated five times faster than conventional methods, making it our key differentiator.

By accelerating this process and taking a data-driven approach that makes each property individually editable, we’ve developed something truly insurgent: a seed design system that can deliver any kind of genetic variety tailored to each customer’s needs. In short, Vindara has given growers a control panel for designing the produce of tomorrow built to spec and brought to life at unprecedented speed.

Vertical indoor farming operators treat the seeds themselves as little more than an input. This simple relationship combined with the seeds comparatively low cost means we are offering customers transformative benefits without the risk. This is observed as Vindara’s first lettuce crop target, a dark green high-yield romaine. In-house testing of Vindara’s varieties compared to several off-the-shelf seeds demonstrated a transformative boost in yield of up to 50%. Vindara’s deep product pipeline includes both leafy greens and (INAUDIBLE) crops. For select programs during early discussions with industrial partners for codevelopment opportunities to focus on high-value niche products, I’m a firm believer industrials, ingredients, nutraceuticals and the alike are untapped opportunities for both Vindara and the vertical farming sector.

For Kalera, delivering higher yields than off-the-shelf conventional seeds has a direct impact on unit economics and EBITDA by lowering cost of goods, increasing output, and reducing cycle times. Through Vindara, Kalera will also realize further product differentiation with access to the seed design system. Together with Kalera, we are the only company in the world that can work with (INAUDIBLE) unique products designed by and exclusively for our customers.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

Finally, we expect additional seed revenue opportunities from the global indoor vertical market. The approximate total addressable market is $2.5 billion by 2024. This number is derived by the crop mix commercially produced in these systems today, and is expected to grow as unit economics improve, growers expand their operations, new players enter the space, and more diverse crops are introduced.

We have a structured and intentional IP strategy, filing patents and trademarks for the right products and technology at the right time. The key highlight seen here is managing a grand portfolio of patents and patent applications in areas ranging from the seeds themselves to substrates, production systems, automation which includes already granted two patents and a further 16 patent application families.

Curtis McWilliams

Now we’ll turn it back over to Henner, our Chief Commercial Officer.

Henner Schwarz

Thank you, Curtis. So Kalera has a prudent and scalable business model that will allow us to execute quickly in our attractive project pipeline going forward. Our systems are operationally established around the globe, in the U.S., Europe, Middle East, and soon Asia. We have four large-scale operational facilities and six more under construction. While still ramping up, they are every day producing highest quality greens across a wide range of varieties. As discussed earlier today, we have the ability to grow the whole leafy green portfolio from living whole head lettuce and baby leaves to microgreens. Our products are commercially proven and on shelf in more than 1000 stores in the U.S., as well as in the Middle East.

We have a number of global blue-chip partners now a growing customer base, and we currently have very fruitful discussions with our partners in growing the business together. Every new farm coming live will sell out faster, as we leverage our existing customer relationships with nationwide and even global accounts. As discussed in our last capital markets day in December, we see an opportunity to further accelerate sales by upgrading our branding and marketing efforts.

Over to the next chart, please. So, we have a global portfolio of 10 facilities, which will continue to grow. An 11th one has been already announced in Central Florida, and we have a very strong sales pipeline in Europe, in the EMEA region, and in Southeast Asia. We confirmed the opening dates in principle, although global supply chains are challenged by the current COVID situation, as I’m sure you all are aware.

Our production capacity today is expected to reach 70 million pounds in 2022. That is the equivalent of 55 million heads of lettuce. We have strong teams in the U.S., in Germany, in Kuwait and in Singapore. These teams not only comprise strong engineering and deployment capabilities, but also business development resources to execute quickly on the opportunities that we see in each of these markets.

And with that, over to my colleague Austin, our Chief Operating Officer.

Austin Martin

With each successive opening, including our latest--of our latest facility design, our operations become more reliable and we are really seeing the benefits of these design upgrades. Our newest facility in Houston is in its fourth month of operations and is well ahead of schedule in terms of yield, as compared to the commissioning plan as originally laid out being a total of 10 months long. As we move forward, we plan to reduce this commissioning process from 10 months to six months. This will significantly reduce the OpEx associated with bringing a new facility or farm online as our sales ramp up as well. As you see indicated by this chart, that reduction is seen through the reduced matching of production capacity to sales demand.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

With global operations, we have a strong pipeline of potential new facility locations globally. We will continue to expand domestically with larger facilities offering an expanded product portfolio, while building out a farm network, as Henner mentioned, in the Middle East and Southeast Asia. As you’ll note here that our future farm growth is focused more on international expansion, driven mainly by the very attractive unit economics of those regions.

In the short term, we’re going to stay focused on building the infrastructure and platform necessary to scale the business at such a rapid pace. As you can see in the years ’24, ’25, and ’26, the number of farms that we continue to open each year will steadily increase as we move forward. As we scale our business, our model results will reflect the many benefits of a globally skilled organization, leading to lower operational capital costs, accelerated ramp-ups, going from 24 months for farms open in 2022 and earlier to 12 months, full sell-through in later years.

Kalera’s deep technology stack as mentioned by Henner has led to a fully distributed model of farm designs that can be deployed to meet the needs of virtually any specific market or customer requirement. We will, however, primarily focus on deploying our largest farm concept that offers the broadest product portfolio. However, we’ll continue to develop opportunities for all of our farming concepts that have an attractive return on invested capital. Opportunities like Hawaii, for example, or other countries where advantageous supply agreements can be made or specific market conditions can lead to higher selling prices.

While we believe that 85% of our farm new farm locations will be large scale facilities, with such a broad portfolio of farm designs and technology, Kalera can opportunistically grow our footprint. We remain committed that any project will achieve our targets for return on invested capital.

Our modular design allows us to rapidly deploy new farms; it’s a key strength of Kalera. We have shown that we can execute Greenfield builds like Kuwait, or retrofits existing class A warehouses like in the U.S. and the facilities opened to date or in the pipeline to open in the next several months. Our modular and efficient design that’s highly standardized aids in our ability to move quickly.

Standardization and operations equipment similar to a QSR concept allows us to execute and expand quickly. We have developed deep established relationships with key partners of critical systems which also aids in our ability to expand rapidly.

Our newest foreign concept that we deployed in Columbus in Orlando, as announced last month, will leverage all of our proprietary technology and IP will generate ones fully ramped up, two times the amount of EBITDA facilities that are currently in operation or under construction. Unit costs as a percentage of revenue are lower as a result of automation technology both on the production side as well as the harvest set.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

Our know how and experience growing all types of leafy greens will allow us to grow a broader portfolio and all various packaging modalities so that we can fully address the entire leafy greens market. The tables represent the typical unit economics of a branded product portfolio that exceeds current farms, as the example here by Houston has fully ramped by end of 2023 driven primarily by higher revenue per unit or lower cost per unit leading to an overall significant improvement in EBITDA margin per unit.

Kalera’s business model generates very attractive returns due to our above average output in yield per square foot of growing space, as well as our capital efficient farm designs. Kalera’s demonstrating through higher yields that our yields per farm and lower CapEx per farm is an industry leading model.

Our performance is expected to continue to improve over time. Kalera’s already demonstrated leadership by establishing a national footprint in the U.S. and global presence in very attractive markets accretive acquisitions like Vindara that achieved vertical integration by leveraging seed technology that is tailored towards the specific and growing environments that Kalera utilizes to grow products.

But we still have many levers that will continue to enhance/improve our business model that will ultimately reduce costs and increase revenues. The number of farms that we expect to open continues to increase each and every year generating more revenue at a faster rate. Sales ramp up is expected to increase, the benefit through improved marketing through market penetration, achieving scales like our national footprint here in the U.S. as well as a stronger presence in Southeast Asia and the Middle East, average selling prices that are expected to rise as we better leverage the power of our brand and the taste and quality of our products.

Operated costs are expected to decrease as we leverage automation. Our growth rates increase or improve, our production cycles time reduce through leveraging Vindara’s seeds technology, our cost of capital will continue to decrease. As example, by new structures like the sale leaseback of the St. Paul facility that was announced in the past week. There are several other options like that to continue to improve our capital efficiency.

As we move forward into the future here, Kalera has many levers that will continue to drive our business toward a more profitable and better model towards the future.

Next, I’ll turn this back over to Curtis.

Curtis McWilliams

Thank you, Austin. And just real briefly. As many of you know, I came to act as interim CEO with the departure of our former CEO in December. The board, of which I’m going to be serving as chair of the audit committee, asked me to step in this role. And I only did it basically because I was so impressed by the strong management team that was already in place here at Kalera. You see the names and the backgrounds of each of them. It is a global team that is very focused and positioned well to serve the company and our investors going forward.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

As we pivot from being an Oslo listed company to now a NASDAQ listed company, we are also evolving our board from a Eurocentric composition to a more U.S. style board with great diversity and deep backgrounds and experience in a variety of areas like consumer products, like agriculture, like finance, strategy, and corporate governance, all of which are important to us as we make sure that we serve our investors going forward.

Many people talk about their commitment to ESG. At Kalera, ESG is deeply ingrained in our DNA. From our watership steward--from our water stewardship, of using less water, recirculating all our water and fertilizer discharge, to our reduced CO2 footprint, to our what we’ve already described as our nutrition and health benefits of our product, and to really what we believe is developing the 21st century farmer to meet the needs of a growing population in an ever changing climate that makes traditional farming much more suspect. So, you will see this in everything that we do going forward. And it is truly again, not only a commitment, but it is fully ingrained in our DNA.

And with that, I’ll turn it over to our CFO who will go through our financial highlights.

Fernando Cornejo

Thank you, Curtis. Given timing, this presentation can be downloaded from Kalera’s website. I’m going to go really quickly through some of the key highlights on the drivers for our financial forecast. You heard all of the pieces coming into this equation which, we saw from previous pages, on page 19, we have key drivers of opening the U.S. and international farms according to our schedule. We have a sales ramp up that will vary based on geography and the year of deployment. And also, we need to have in consideration that as we closed the &ever transaction, Kalera’s existing portfolio has increased substantially from a full head back in 2019 to now all the varieties that we can offer to retailers.

Then, in addition to the cycles, and the improvements on the Vindara seeds that, again, this is a gradual improvement to our cycles is not going to be immediate. But we’re going to start implementing for some varieties, starting at the end of this year, and then within 30 months, we will be able to add two more varieties to close to 60% of our existing seed consumption. U.S. farms, starting with Columbus, will be our third generation of farm as we went through the unit economics. And also, we expect some synergies that will start at the end of Q2 of this year.

So, with this, we start with revenue in 2022 of $11.5 million, which given our schedule for deploying new forms, this revenue increases at a compounded annual growth rate of 114% throughout the forecasted period. Given our revenue ramp up, sales gradually accelerate going from 24 months to 15 months in 2024, and 12 months in 2025 as observed in the previous slides.

At the end of 2025, we’ll reach a total of 38 farms that have a total capacity of 76 million pounds of production per year. Then, these will generate a total revenue of $523 million by 2026. From a project perspective, which is basically our farms and also Vindara, we have that all farms launched prior to the second half of 2022 and prior years, become cashflow positive at the end of 2023.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

This positive EBITDA during 2023 is reduced by all new farms that were deployed during either the second half of 2022 and during 2023. This makes our consolidated EBITDA in 2023 negative. For example, similarly, farms that were deployed prior to the second half of 2024 become cashflow positive until 2025. This positive EBITDA again is reduced by deploying new farms in late 2024 and 2025. For example, if we exclude farms that were recently deployed in late 2023 or 2024, we achieved a positive EBITDA of $43 million in 2024 compared to a consolidated project EBITDA of only $31 million as seen in this slide. Similarly, for 2025, all farms that were deployed prior to the first half of 2024 contribute to a positive EBITDA in 2025 of $89 million, compared to what you see on our consolidated EBITDA of $83 million for 2025.

Driven by the fast growth of deploying farms in strategic locations, the first years we observed negative EBITDA, but then in exchange, we get to a much higher and positive EBITDA base during 2025 and 2026. From a corporate perspective, it includes all resources required to manage construction of farms, R&D, marketing, and new initiatives in order to arrive to consolidated EBITDA of $121 million in 2026.

For these transactions, we are going to skip through transaction sources and uses, as we previously described. Brent walked us through some of the economics of this transaction, as we saw, we will have a combined performance equity value of $375 million at $10 per share. This implies 37.5 million shares, which then allows us to have 52% for existing Kalera shareholders at an implied 9.99 NOK per Kalera share.

And then with that, I turn it to Q&A and Curtis.

QUESTION AND ANSWER

Curtis McWilliams

Okay, thank you so much. We appreciate your being a part of our presentation today. We’ll now open the website up for questions.

And the first question we’ve received is one regarding the sales ramp up. The question is, in December your capital markets(PH) presentation you were suggesting that the sales ramp up for a farms opened in 2022 was going to be 24 months, you now in this presentation note that it’s only 21 months. It’s only been a month later. Why are you making this change? Henner, maybe you want to take that question?

Henner Schwarz

Sure, Curtis. So, we have stated that capital markets day that our assumptions are built on the conservative side, that’s continues to be the case. However, given recent successes and positive momentum with some of our large scale customers, we feel comfortable that we can sell out our new farms faster. Just winning over one large scale customer can really make a big difference since our overall market share in the leafy greens category is still very small. In addition, we feel confident that our planned upgrades to branding and marketing that I mentioned a couple of times already today will accelerate the sale through further.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

Curtis McWilliams

Thank you, Henner.

The next question is, there’s a lot of vertical farming controlled environment farming companies out there. Why is Kalera different or better? Seems like they all can’t survive? How will you win? Austin, maybe you want to take that?

Austin Martin

Thanks. There are several things are really set Kalera apart. One is we’re truly a global organization with operations and a national footprint in the U.S. but globally across some of the most attractive markets in Middle East and Southeast Asia. We use high tech IP and C technology through Vindara, but we deal with a lower cost structure and we use available equipment, more commercially available equipment, which means model cash on cash returns much more attractive.

This allows us to be closer to the customer, it means fresher products, more available and longer shelf life products. It also means that the nutritional value of our products is much higher. Our seed technology is exceptional compared to others in our space. With Vindara, we not only have the opportunity to tailor make seeds that are designed to grow in our environment and our growing systems, but also to generate higher yields, and reduce production cycle times, all leading to a more profitable model for the future.

We have the ability to plan our model globally in virtually any market, whether it be a small island nation that’s locked with expensive supply chain cost to bring fresh produce on island, or in major metropolitan center in the Northeast or Midwest somewhere in the United States, all being able to offer a fully expanded product portfolio to totally address the leafy greens market.

It gives us the ability to become a well-organized global brand and be a leader in this space. Not only that, we’ve got a lot of momentum that we’ve already shown with what we’ve accomplished so far, that puts us ahead of many of our competitors.

Curtis McWilliams

Thank you, Austin. The next question is, why did you choose to merge with a Agrico versus doing an IPO or direct listing in the United States?

As many of you know, I’ll take this question, as many of you know, it has been Kalera’s commitment to our shareholders, that we would transition this company from being listed in Norway to the more liquid U.S. markets. We did evaluate the IPO markets, which currently are essentially closed for growth stocks, such as Kalera. And even if they were to open up, any IPO that we might do to kind of raise the capital that we would be seeing with this merger, would probably come at a significant discount to our current price, as well as having to pay the underwriting fees, etc. to actually enable the listing on NASDAQ.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

With Agrico, we found first a great partner, one who’s brought experience, investors, capital and a commitment to our platform. We now--through this have access to a larger more liquid market at a price which is actually at a premium to where our stock most recently closed. That certainly allows us to tell the story over the long term, and really have an opportunity to really realize the full potential for the company.

Next question. As you overproduce massively when opening a new facility, what happens to the excess produce that you do not sell? Henner, do you want to take that question?

Henner Schwarz

Sure, Curtis. I mean, going forward, as our sales ramp up, those instances will be fewer and fewer. And if you really have overproduction that you know will be donated. However, that’s actually not the problem that we have today with recent customer successes. But we’re pretty close to selling out. And, most recently we’re having discussions, know where can we get all the product, maybe shift some products from one to the other. Austin, do you want to add further to the question?

Austin Martin

Yes, I think two things. One, as an operations team, we’re trying to support the sale team, we want to make sure we have enough to overproduce to be ready to pivot for any new customers rather than having to wait a full growth cycle to onboard those customers. So that’s one reason. Two, in the commissioning process I mentioned before we over produce, and to learn to balance the facility and the systems to bring them up to speed. As you heard, we’re reducing that imagined capacity and we’re still leaving some buffer. But all the excess supply that we do have, what we’ve been really good about doing is developing partnerships in each community we go into with local food banks, with local sources that have outlets to provide that for the communities in which we serve.

As an example, in Houston, we’ve developed a unique partnership with an organization that provides food to underserved families with this facilitated through the local school system. Very rarely do they get good quality, fresh produce. Something that the families we’ve gotten feedback from in the recent weeks of how appreciative they’ve been for that. While it won’t last forever, it is certainly something that’s a part of our story and being a good corporate citizen within the markets that we operate.

Curtis McWilliams

Okay, next question is, with respect to when do we anticipate the SPAC merger to occur?

Obviously, it’s highly dependent on working through the SEC process. But our basic belief is that we will likely be in a position to seek shareholder votes by Agrico shareholders and by Kalera shareholders probably sometime in late April, early May, and then being able to close shortly thereafter in late May, potentially early June.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

Next question is, you mentioned structural advantages at Agrico versus other SPACs. Are there any struggling advantages at Agrico to achieve the minimum cash level?

Brent, maybe you would like to take that question?

Brent de Jong

Sure, happy to. The SPAC structures are very similar today. And, yes, there are a difference in terms of number of warrants as an example, but overall voting mechanics tend to be very similar across all of them. So, there is not a kind of special provision or solution. But what I can share is, is that a number of larger investors that came into Agrico are individuals or organizations that I have known or invested with, throughout my career. And so, a number of these investors are also very fundamental driven in terms of, we’ll look at the value of Kalera, the path of value creation, and believe we’ll continue with the story.

Now, certainly, some of those will not. And that’s our job, our collective job Kalera and Agrico, to get the story out to, you know, investors that have a more natural propensity to own shares in this type of stock, whether it’s in a market cap size, it’s ESG, it’s market orientation in terms of investors, and we’ve already mapped out and have a good understanding of that. I think this is a unique kind of de-SPACing(PH) in the sense that these are two public companies that are doing a transaction together. And so, if somebody really wants to redeem there’s gonna be plenty of market opportunities because there’s a lot of information on Kalera already out, because they have multiple ways to get involved. And so, I expect this to go quite well in terms of cash staying in trust, and that’s why we put our money where our mouth is, and we said here, we will give up some of our shares in Agrico if there are significant redemptions.

Curtis McWilliams

Thank you, Brent. And obviously, as Brent also noted, Agrico, was formed specifically to invest in this space. Specifically in a company like Kalera. Investors want to be in a Agrico, investors want to be in this space, and they want to be specifically in Kalera, we would pause(PH) it(PH).

Next question, will you be able to lower your electricity expenses by using power mainly during off peak hours with low prices? Maybe Austin, do you want to address our power?

Austin Martin

Yeah, great question. So short term? Absolutely. We tried to model our light usage time, which is the primary driver of our electricity expense, towards our lowest peak kilowatt hour pricing. We also are taking additional steps where we can do similar things by leveraging in one of our future facilities, solar, and making sure that our lights are being run during the same time period as the sun is up, so that we maximize on our solar output without the need for power banks installation, which can increase capital cost significantly.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

We’re also exploring other--an opportunistic way. Certain markets have other options for low cost power. And you’ll see as open farms in the future, leveraging different sources of sustainable energy as well as low cost energy.

Curtis McWilliams

Great, thank you, Austin.

There was a question about, please update us on the plans for the CEO going forward. As we noted, following Daniel’s departure in December, in my stepping into this role that we had hired Heidrick(PH) and Struggles(PH) to do--commence a search for a new CEO for Kalera. They have been actively working. In fact, the search committee had a meeting yesterday with Heidrick(PH) and Struggles(PH) as they have begun to put forth a both an external candidates as well as internal candidates who we will consider for this role. It still remains our goal and objective that we would have a person in place, which would be the permanent CEO for Kalera, probably in the March, April timeframe.

Next question is, why do you have no facilities’ plan for the population dense Boston, DC region. Austin and Henner, maybe the two of you may want to take that one on.

Austin Martin

I’ll jump here first, Henner. We so--we have a pipeline and facilities already established here in the U.S.. And it is a target market for us. The broader northeast, we have not announced it yet. As we focus on completing this transaction, getting our new farm of the future online here in Columbus and then the new facility here in Central Florida to continue to address the growing demand here in Orlando. I can tell you that this is one of the areas that is on our target list for future expansion.

Henner, anything you want to add.

Henner Schwarz

Think on the U.S. you have it covered Austin. Just want to add that the globally see of these that are even more attractive than that region, just because for example, in the Middle East, electricity prices are so low and the market price for our products are substantially higher than in the U.S.. We see that, for example, in our farm in Kuwait. So as to prioritize, we have a framework for market attractiveness and ability to win. And yes, absolutely, there are projects in the United States. But quite frankly, not only there, it’s also internationally and those in for example, the middle of East--Middle East or Southeast Asia. So very attractive too.

CONCLUSION

Curtis McWilliams

Thank you, Henner. It is now 9:15 East Coast time in the U.S., we’ve gone 15 minutes longer than anticipated, there still are a number of questions that have come in through the chat. Let me assure investors that management’s available to answer your questions in the--later today and in the days ahead. We do want to address all of them. But with that, I’m going to close the presentation for now and we look forward to sharing with you more details about the transaction about the prospects for Kalera as we move forward.

Again, thank you for your time, your interest in the company today and we look forward to our continuing partnership with you. And from Kalera’s perspective, we look forward to our impending partnership with a Agrico. Thank you and have a great day.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

Kalera AS

Wednesday, February 2, 2022, 8:00 AM Eastern

IMPORTANT NOTICES

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Agrico and Kalera. The parties intend to file a registration statement on Form S-4 (or such other form as they might determine to be applicable) with the SEC, which will include a proxy statement for Agrico and Kalera shareholders and which will also serve as a prospectus related to offers and sales of the securities of the combined entity ("Pubco"). Agrico will also file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Agrico and Kalera, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of Agrico and Kalera are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

In addition, the documents filed with the SEC may be obtained free of charge from Agrico's website at https://www.agrico.co/and from Kalera's website at https://www.Kalera.com/.

Participants in the Solicitation

Agrico, Kalera and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders, in favor of the approval of the merger. Information regarding Agrico's and Kalera's directors and executive officers and other persons who may be deemed participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the applicable securities laws. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, statements regarding the terms and conditions of the proposed business combination and related transactions disclosed herein, the timing of the consummation of such transactions, assumptions regarding shareholder redemptions and the anticipated benefits and financial position of the parties resulting therefrom. These statements are based on various assumptions and/or on the current expectations of Agrico or Kalera's management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Agrico and/or Kalera. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the amount of redemption requests made by Agrico's public shareholders; changes in the assumptions underlying Kalera's expectations regarding its future business; the effects of competition on Kalera's future business; and the outcome of judicial proceedings to which Kalera is, or may become a party.

If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Kalera and Agrico presently do not know or currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect expectations, assumptions, plans or forecasts of future events and views as of the date of this communication. Kalera and Agrico anticipate that subsequent events and developments will cause these assessments to change. However, while Kalera and/or Agrico may elect to update these forward-looking statements at some point in the future, each of Kalera and Agrico specifically disclaims any obligation to do so, except as required by applicable law. These forward-looking statements should not be relied upon as representing Kalera's or Agrico' (or their respective affiliates') assessments as of any date subsequent to the date of this written communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.